UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 15) *


                        Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290160-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Shirit Caplan, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X}
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            360,484
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        360,484
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     360,484
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            10,087,335.40
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,087,335.40
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     10,087,335.40
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.29%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 6 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 24 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            13,971,515.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        13,971,515.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     13,971,515.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.49%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                              Page 10 of 24 Pages

This Amendment No. 15 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of purchases of Ordinary Shares by DIC Loans.


The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

The address of PEC's principal office is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The address of DIC Loans's principal office is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The address of Shelly Bergman is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

As of June 28, 2005:

     IDB Development owned approximately 67.6% of the outstanding shares of DIC.

     IDB Holding owned approximately 67.2% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately47.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2006 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 11.9% in the aggregate of Ganden Holdings' outstanding shares, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 1.8% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden Holdings itself owned directly approximately 7.1% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.23% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned directly by Ganden Holdings and by Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.


                              Page 11 of 24 Pages

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

     In November 2004, the Tel Aviv District Court acquitted DIC, several past executive officers of DIC and one of its other officers, and accepted their appeal filed in such Court against a judgment of Tel Aviv Magistrate's Court convicting them in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve Elron or its business in any way.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From June 19, 2005 through June 28, 2005 DIC Loans purchased 527,858 Ordinary Shares for a total purchase price of NIS 30,963,699 (approximately $6,824,030), excluding commissions, in cash, using its own funds to pay such total purchase price.


                              Page 12 of 24 Pages

Item 4. PURPOSE OF TRANSACTION

The Ordinary Shares acquired by DIC Loans as set forth in this Amendment were purchased for investment purposes.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of June 28, 2005:

     PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.23% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of the Ordinary Shares owned by it.

     DIC Loans beneficially owned 10,087,335.40 Ordinary Shares, or approximately 34.29% of the outstanding Ordinary Shares. 2,203,425 of these Ordinary Share were transferred to DIC Loans by DIC on September 5, 2004. DIC Loans shares the power to vote and dispose of the Ordinary Shares owned by it.

     DIC owned directly 3,523,696.38 Ordinary Shares, or approximately 11.98% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to share to power to vote and dispose of the 360,484 Ordinary Shares owned by PEC and the 10,087,335.40 Ordinary Shares owned by DIC Loans, or a total of 13,971,515.78 Ordinary Shares, constituting approximately 47.49% of the outstanding Ordinary Shares.

     DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 13,971,515.78 Ordinary Shares held by PEC, DIC Loans and DIC, constituting approximately 47.49% of the outstanding Ordinary Shares.

Elron advised the Reporting Persons that as of June 28, 2005 there were 29,416,924 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Share set forth above are based on this number.

The following table sets forth the purchases of Ordinary Shares made by DIC Loans from June 19, 2005 through June 28, 2005 (a total of 527,858 Ordinary Shares). All these purchases were made on the Tel Aviv Stock Exchange except for the purchase made on June 21, 2005 which was privately negotiated.

         Date of             Number of Ordinary Shares            Price Per
       Transaction                   Purchased                 Ordinary Share
       -----------           -------------------------         --------------

June 19, 2005                              1,500                 NIS 59.00
                                             217                     59.03
                                             661                     59.05
                                             737                     59.06
                                              80                     59.07
                                           4,390                     59.08
                                             557                     59.09
                                          10,482                     59.10
                                           3,514                     59.11


                              Page 13 of 24 Pages

                                           1,660                     59.12
                                             767                     59.13
                                             450                     59.14
                                          32,763                     59.15
                                              60                     59.16
                                           2,077                     59.17
                                           2,000                     59.19
                                           9,750                     59.20
                                              49                     59.25
                                             250                     59.29
                                           4,196                     59.30
                                           1,000                     59.33
                                             450                     59.34
                                           3,550                     59.35
                                             335                     59.36
                                             216                     59.37

June 20, 2005                              1,500                 NIS 58.86
                                           2,743                     58.88
                                           2,060                     58.89
                                          13,760                     58.90
                                             900                     58.91
                                              50                     58.92
                                           1,500                     58.93
                                             300                     58.94
                                           4,930                     58.95
                                             770                     58.96
                                             460                     58.97
                                           1,500                     58.98
                                              50                     58.99
                                           9,706                     59.00
                                           1,000                     59.01
                                              60                     59.06
                                           1,580                     59.07
                                           3,000                     59.08
                                          10,007                     59.10
                                              60                     59.11
                                           1,320                     59.12
                                             350                     59.13
                                           2,250                     59.14
                                          35,679                     59.15
                                           4,125                     59.18

June 21, 2005                            211,140                 NIS 59.15

June 26, 2005                                550                 NIS 58.01
                                           1,500                     58.02
                                             600                     58.03
                                           2,588                     58.05
                                           1,900                     58.06


                              Page 14 of 24 Pages

                                           2,300                     58.07
                                           3,600                     58.10
                                              84                     58.15
                                           6,635                     58.20
                                           1,000                     58.21
                                           6,000                     58.22
                                           1,283                     58.25
                                             300                     58.28
                                             300                     58.29
                                           4,589                     58.30
                                             225                     58.44
                                             300                     58.45
                                           5,700                     58.46
                                           7,793                     58.50
                                             100                     58.58

June 28, 2005                              7,553                 NIS 56.70
                                          77,447                     56.79
                                           2,500                     56.80
                                             500                     56.88

Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding June 21, 2005.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned as of June 21, 2005 an aggregate of 77,843 Ordinary Shares (including 77,437 Ordinary Shares that may be acquired pursuant to options which are exercisable within 60 days from June 21, 2005 to purchase such shares from Elron). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding June 21, 2005.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A,        Name, citizenship, residence or business address and present
B, C, D and    -    principal occupation of the directors and executive officers
E                   of (i) PEC, (ii) DIC Loans, (iii) DIC, (iv) IDB Development
                    and (v) IDB Holding.


                              Page 15 of 24 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 15 is true, complete and correct.

Date: June 29, 2005 PEC ISRAEL ECONOMIC CORPORATION
                    DIC LOANS LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY:      IDB HOLDING CORPORATION LTD.

                                       (signed)
                    BY:      ______________________________

                    Dr. Zehavit Joseph and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 13 of the Statement as Exhibits 3 through 10.


                              Page 16 of 24 Pages

Schedule A
                        Directors and Executive Officers
                                       o f
                         PEC ISRAEL ECONOMIC CORPORATION
                              (as of June 21, 2005)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Oren Lieder                                     President & Director  Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th                           of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director & Treasurer  Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel


Schedule B
                        Directors and Executive Officers
                                       o f
                                 DIC LOANS LTD.
                              (as of June 21, 2005)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & Chief      Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th     Financial Officer     of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel


                              Page 17 of 24 Pages

Schedule C


                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of June 21, 2005)



Citizenship is the same as country of address, unless otherwise noted.


Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes (1)                                 Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Chairman and Chief Executive Officer of UKI
7 High field Gardens, London W11 9HD, United                          Investments.
Kingdom



                              Page 18 of 24 Pages

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              Chairman and Chief Executive Officer of Aktiva
20 Kensington Park Gardens, London W11 3HD,                           group.
United Kingdom

Ami Erel (2)                                    President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel



                              Page 19 of 24 Pages

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.
(**) Citizen of Slovenia.

(1)  As of June 21, 2005 Mr. Hannes owned 406 Ordinary Shares.

(2) As of June 21, 2005 Mr. Erel owned options that are exercisable within 60 days of such date to purchase from Elron 77,437 Ordinary Shares at a price ranging between $8.44 and $19.05 per share.

Schedule D
                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                              (as of June 21, 2005)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 20 of 24 Pages

Jacob Schimmel                                  Director              Chairman and Chief Executive Officer of UKI
7 High field Gardens, London W11 9HD, United                          Investments.
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              Chairman and Chief Executive Officer of Aktiva
20 Kensington Park Gardens, London W11 3HD,                           group.
United Kingdom

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Arnos Malka                                     External Director     Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Lior Hannes (1)                                 Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Zehavit Joseph (***)                        Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.


                              Page 21 of 24 Pages

Gabriel Perel                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.
(**) Citizen of Slovenia.
(***) Dual citizen of Israel and U.S.A.

(1)  As of June 21, 2005 Mr. Hannes owned 406 Ordinary Shares.

Schedule E
                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                              (as of June 21, 2005)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.



                              Page 22 of 24 Pages

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Lior Hannes (1)                                 Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Chairman and Chief Executive Officer of UKI
7 High field Gardens, London W11 9HD, United                          Investments.
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              Chairman and Chief Executive Officer of Aktiva
20 Kensington Park Gardens, London W11 3HD,                           group.
United Kingdom

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel


                              Page 23 of 24 Pages

Daniel Doron                                    External Director     Business consultant.
16 Levi Eshkol Street,
Tel Aviv 69361, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit Joseph (***)                        Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.
(**) Citizen of Slovenia.
(***) Dual citizen of Israel and U.S.A.

(1)  As of June 21, 2005 Mr. Hannes owned 406 Ordinary Shares.



                              Page 24 of 24 Pages